HEADFARM, LLC
STATEMENT OF COMPRENHENSIVE INCOME
or the Period February 22, 2023 (Inception) to December 31, 202

Revenue	$	10,000
Cost of sales		-
Gross margin		**10,000**
Consulting fees		1,170,000
Selling, general and administrative		30,064
Total operating expenses		1,200,064
Interest expense		533
loss before provision for income taxes		**(1,190,597)**
Provision for income taxes		-
Net loss	$	**(1,190,597)**